Exhibit 99.1

Freightos Reports First Quarter 2024 Results with Double-digit Revenue Growth

●      Record Transactions, GBV, Revenue and Adjusted EBITDA, exceeding management expectations

●      Cash and equivalents balance of $50 million ensures sufficient resources to capture the massive market opportunity

May 20, 2024 – /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading vendor-neutral digital booking and payment platform for the international freight industry, today reported financial results for the quarter ended March 31, 2024.

“We are pleased with the strong first quarter of the year, which highlights the robustness and growing acceptance of our platform, and the strides we are making in digitalizing international freight, bringing efficiency and transparency to this crucial sector,” said Zvi Schreiber, CEO of Freightos. “We pursued several initiatives to increase not only the number but also the value of the transactions, including investing in Asia, and an emphasis on high value shipments such as pharma. Looking ahead, we remain focused on the opportunities in the massive air and ocean freight markets, driving continued growth and innovation in the quarters to come.”

“The first quarter results exceeded our expectations in every metric: the number of transactions, Gross Booking Value, revenue, and profitability,” said Ran Shalev, CFO of Freightos. “We remain on track to achieve our 2024 guidance, as well as our long-term goals for growth, profitability, and cash generation.”

First Quarter 2024 Financial Highlights

●	Revenue of $5.4 million for the first quarter of 2024, an increase of 11% compared to $4.8 million in the first quarter of 2023.

●	IFRS Gross Margin of 62.6%, up from 58.3% in the first quarter of 2023. Non-IFRS Gross Margin of 70.3%, up from 65.0% for the first quarter of 2023.

●	IFRS operating loss of $5.5 million, compared to $58.0 million for the first quarter of 2023, which included a one-time non-cash share listing expense of $46.7 million.

●	Adjusted EBITDA of negative $3.6 million, compared to negative $5.8 million for the first quarter of 2023.

●	Cash and cash equivalents, short term deposits and short term investments amounting to $49.8 million at the end of March 2024.

Recent Business Highlights

●	Transactions Growth: Freightos achieved a record 295.6 thousand Transactions in the first quarter of 2024, up 29% year over year. This was the 17th consecutive quarter of record Transactions. The Platform’s growth significantly outpaced market growth: Global air cargo volumes according to IATA data grew 13% year on year, and global ocean shipping volumes grew 9%.

●	Gross Booking Value Growth: Gross Booking Value (GBV) was $192.4 million in the first quarter, up 14% compared to the first quarter of 2023, and significantly above management’s expectations. This outperformance stems mostly from recovery in freight rates during the first quarter, primarily as a result of the Red Sea crisis and the subsequent modal shift to air cargo.

●	Unique Buyer Users: The number of Unique buyer users digitally booking freight services across the Freightos Platform grew by 11% compared to the first quarter of 2023, reaching 18.0 thousand.

●	Revenue Growth: Revenue of $5.4 million reflected strong growth of air cargo digital bookings and of Freightos Terminal data subscriptions. Total Platform revenue in the first quarter was $1.9 million, up 12% from the first quarter of 2023, and Solutions revenue was $3.5 million, up 10% year over year.

●	Carrier Growth: The number of Carriers selling on the Platform, primarily on WebCargo, increased to 49 for the first quarter of 2024. Among the recent carrier additions are Virgin Atlantic Cargo and Delta Cargo.

Financial outlook

Management Expectations
	Q2 2024	FY 2024
Transactions	303,000 - 309,000	1,286,500 - 1,376,000
Year over Year Growth	27% - 29%	26% - 34%
GBV ($m)	$ 178.0 - $ 182.0	$ 788.9 - $ 844.1
Year over Year Growth	15% - 18%	17% - 26%
Revenue ($m)	$ 5.5 - $ 5.6	$ 22.4 - $ 24.0
Year over Year Growth	8% - 10%	11% - 18%
Adjusted EBITDA ($m)	$ (3.5) - $ (3.4)	$ (15.3) - $ (13.8)

This outlook assumes freight price levels and freight volumes as of May 1st, 2024

Earnings Webcast

Freightos’ management will host a webcast and conference call to discuss the results today, May 20, 2024 at 8:30 a.m. EST. To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_p3eUH_UlQxaD0OU8BoQr_g

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the conference call transcript, will be available on Freightos’ Investor Relations website following the call.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including the ongoing military conflict in the Middle East; Freightos’ ability to effectively execute its previously announced operational efficiency and cost reduction plan without undue disruption to its business; competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under the heading “Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 21, 2024, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. Not all of the financial information in this press release has been audited.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles of the IFRS including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS. For the historical non-IFRS results included herein, we have provided tables at the end of this press release providing a reconciliation of those results to our results achieved under the most directly comparable IFRS measures. For the forward-looking non-IFRS data included under “Financial outlook”, we have not included such a reconciliation, because the reconciliation of forward-looking data cannot be prepared without unreasonable effort. Our results and forecasts expressed as non-IFRS measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both our own past financial performance and with corresponding financial information provided by peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments, and therefore may not sum due to rounding.

Definitions

●	Carriers: Number of unique air and ocean carriers, mostly airlines, who have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.

●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

●	Adjusted EBITDA: Loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, redomicile costs, share listing expense, change in fair value of warrants, transaction-related costs, non-recurring expenses associated with the business combination with Gesher I Acquisition Corp and reorganization expenses.

●	Platform revenue: Fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.

●	Solutions revenue: Primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders often negotiating flat, all- inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading, vendor-neutral booking and payment platform for international freight, improving world trade. WebCargo® and 7LFreight by Freightos, form the largest global air cargo booking platform, connecting airlines and freight forwarders. Over ten thousand freight forwarder offices, including the top twenty global forwarders, place thousands of eBookings a day on the platform with over fifty airlines. These airlines represent about 2/3rds of global air cargo capacity. Alongside ebookings, freight forwarders use WebCargo and 7LFreight to automate rate management, procurement, pricing and sales of freight services, across all modes, resulting in more efficient and more transparent freight services. More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com

CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2024		December 31, 2023
	(unaudited)		(audited)
Assets
Current Assets:
Cash and cash equivalents	$12,272		$20,165
User funds	4,353		3,553
Trade receivables, net	2,039		1,880
Short-term bank deposit	26,021		20,000
Short-term investments	11,520		11,520
Other receivables and prepaid expenses	1,515		2,598
	57,720		59,716

Non-current Assets:
Property and equipment, net	530		583
Right-of-use assets, net	1,409		1,577
Intangible assets, net	7,124		7,607
Goodwill	15,628		15,628
Deferred taxes	1,038		969
Other long-term assets	1,595		1,605
	27,324		27,969

Total assets	$85,044		$87,685

Liabilities and Equity
Current liabilities:
Trade payables	3,461		3,113
User accounts	4,353		3,553
Current maturity of lease liabilities	538		587
Warrants liabilities	1,201		1,485
Accrued expenses and other payables	4,931		4,931
	14,484		13,669

Long Term Liabilities:
Lease liabilities	588		712
Employee benefit liabilities, net	1,324		1,256
Other long-term liabilities	6		6
	1,918		1,974

Equity:
Share capital	*	)	*	)
Share premium	257,410		256,194
Reserve from remeasurement of defined benefit plans	27		27
Accumulated deficit	(188,795)		(184,179)
Total equity	68,642		72,042

Total liabilities and equity	$85,044		$87,685

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)	(unaudited)
Revenue	$5,355	$4,823
Cost of revenue	2,005	2,013
Gross profit	3,350	2,810
Operating expenses:
Research and development	2,466	2,997
Selling and marketing	3,562	3,620
General and administrative	2,806	3,733
Transaction-related costs	0	3,703
Share listing expense (1)	0	46,717
Total operating expenses	8,834	60,770
Operating loss	(5,484)	(57,960)
Change in fair value of warrants	284	7,957
Finance income	638	852
Finance expenses	(67)	(133)
Financing income, net	571	719
Loss before taxes on income	(4,629)	(49,284)
Income taxes (tax benefit)	(13)	3
Loss	$(4,616)	$(49,287)
Basic and diluted loss per Ordinary share	$(0.10)	$(1.38)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	47,962,821	36,231,234

(1)	Represents non-recurring, non-cash share-based listing expense incurred in connection with the business combination with Gesher I Acquisition Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)
Cash flows from operating activities:
Loss	$(4,616)	$(49,287)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	704	643
Operating expense settled by issuance of shares	351	-
Share listing expense	0	46,717
Change in fair value of warrants	(284)	(7,957)
Changes in the fair value of contingent consideration	0	(258)
Share-based compensation	843	582
Finance income, net	(571)	(461)
Income taxes (tax benefit)	(13)	3
	1,030	39,269
Changes in asset and liability items:
Decrease (increase) in user funds	(806)	26
Increase (decrease) in user accounts	806	(26)
Decrease in other receivables and prepaid expenses	66	70
Increase in trade receivables	(184)	(452)
Increase in trade payables	387	926
Increase (decrease) in accrued severance pay, net	70	(5)
Decrease in accrued expenses and other payables	(22)	(3,244)
	317	(2,705)
Cash received (paid) during the year for:
Interest received, net	1,540	359
Taxes paid, net	(12)	-
	1,528	359
Net cash used in operating activities	(1,741)	(12,364)
Cash flows from investing activities:
Purchase of property and equipment	(8)	(46)
Proceeds from sale of property and equipment	2	1
Proceeds from receivables for previous acquisition of a subsidiary	-	(136)
Investment in long-term assets	8	(453)
Investment in short-term bank deposit	(6,000)	(20,000)
Net cash used in investing activities	(5,998)	(20,634)
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	-	76,044
Repayment of lease liabilities	(150)	(140)
Repayment of short-term bank loan and credit	0	(2,504)
Exercise of options	22	19
Net cash provided by (used in) financing activities	(128)	73,419
Exchange differences on balances of cash and cash equivalents	(26)	(135)
Increase (decrease) in cash and cash equivalents	(7,893)	40,286
Cash and cash equivalents at the beginning of the period	20,165	6,492
Cash and cash equivalents at the end of the period	$12,272	$46,778
(a) Significant non-cash transactions:
Issuance of shares for previous acquisition of a subsidiary	-	$113

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT AND GROSS MARGIN

(in thousands, except gross margin data)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)	(unaudited)
IFRS gross profit	$3,350	$2,810
Add:
Share-based compensation	101	82
Depreciation & Amortization	311	242
Non-IFRS gross profit	$3,762	$3,134
IFRS gross margin	62.6%	58.3%
Non-IFRS gross margin	70.3%	65.0%

RECONCILIATION OF IFRS OPERATING LOSS TO ADJUSTED EBITDA

(in thousands)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)	(unaudited)
Operating loss	$(5,484)	$(57,960)
Add:
Share-based compensation	843	582
Depreciation & Amortization	704	643
Share listing expense	0	46,717
Non-recurring expenses	0	499
Transaction-related costs	0	3,703
Operating expense settled by issuance of shares	351	0
Adjusted EBITDA	$(3,586)	$(5,816)

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
	(unaudited)	(unaudited)
IFRS loss attributable to ordinary shareholders	$(4,616)	$(49,287)
Add:
Share-based compensation	843	582
Depreciation & Amortization	704	643
Share listing expense	0	46,717
Non-recurring expenses	0	499
Transaction-related costs	0	3,703
Changes in the fair value of contingent consideration	0	(258)
Operating expense settled by issuance of shares	351	0
Change in fair value of warrants	(284)	(7,957)
Non IFRS loss	$(3,002)	$(5,358)
Non IFRS basic and diluted loss per Ordinary share	$(0.06)	$(0.17)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	47,962,821	36,231,234